HORWITZ & CRON                                           Four Venture Plaza
                                                             Suite 390
                                                      Irvine, California 92618
                                                      ------------------------
                                                       Telephone: 949.450.4942
                                                       Facsimile: 949.453.8774

                               VIA FEDERAL EXPRESS

April 27, 2005

United States Securities and Exchange Commission
Attn:    H. Christopher Owings, Assistant Director
         Office of Small Business
Mail Stop 0308
Washington, D.C. 20549

         RE:  REED'S, INC., a Delaware corporation
              Registration Statement on Form SB-2A
              SEC File No.:  333-120451 ~ Amended Filing April 28, 2005

Dear Mr. Owings:

This correspondence is in response to the comment letter of the United States Securities and Exchange Commission (the "Commission") dated April 8, 2005 directed to the Issuer, REED'S, INC., a Delaware corporation (the "Company"). We have underlined each of the Comments of the Commission for ease of reference and now respond as follows:

FORM SB-2
---------

      1. Please note that we still are considering your response to our prior comment 1.

      The underwriter for the subject offering is Brookstreet Securities Corporation. Brookstreet is comprised of 450 independent contractor registered representatives. Mr. Sharma is one of these registered representatives. Mr. Sharma has/will provide the following services in connection with the subject offering: (a) he brought this transaction to the attention of the underwriter's management; (b) he has provided and will continue to provide business consulting services to the Company and
      (c) he will be involved in marketing this offering, along with other independent representatives of Brookstreet. He will receive the same compensation that all other independent representatives receive who source investors who participate in the subject offering. Rule 141 focuses upon situations where an underwriter is under common control with an issuer. This is not the case in the subject transaction. Neither Mr. Sharma nor Brookstreet are under common

HORWITZ & CRON

United States Securities and Exchange Commission
Attn:    H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of April 26, 2005 to SEC Comments
RE:      REED'S, INC., a Delaware corporation
         Registration Statement on Form SB-2A
         SEC File No.:  333-120451 ~ Amended Filing March 25, 2005
Page 3


      control with the issuer. Both Mr. Sharma and Brookstreet are independent contractors relative to each other, as well as relative to the issuer.

Forward Looking Statements

      2.    Please delete references to Section 27A of the Securities Act arid
            Section 21E of the Exchange Act on page 8, and to the Private Securities Litigation Reform Act of 1995 as the safe harbor provided by them for forward-looking statements is not available for an initial registration statement. In addition you are responsible for the accuracy and completeness of all contents of the registration statement to the contrary of the last paragraph of page 8. You may retain the rest of the Forward-Looking Statements section if you so elect.

      In response to this Comment, we have removed the text as requested from page 8 of the registration statement as referenced below:

                           "FORWARD LOOKING STATEMENTS

            Some of the statements made in this prospectus, including certain statements made under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" constitute forward-looking statements.

            In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

            Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements.

            Management cautions that these statements are qualified by their terms and/or important factors, many of which are outside the control of the Company, involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made, including, but not limited to, the following:

      o The Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities;

      o Decreased demand for our products resulting from changes in consumer preferences;

      o Competitive products and pricing pressures and the Company's ability to gain or maintain its share of sales in the marketplace;

      o     The introduction of new products;

      o The Company's being subject to a broad range of evolving federal, state and local laws and regulations including those regarding the labeling and safety of food products, establishing ingredient designations and standards of identity for certain foods, environmental protections, as well as worker health and safety. Changes in these laws and regulations could have a material effect on the way in which the Company produces and markets its products and could result in increased costs;

HORWITZ & CRON

United States Securities and Exchange Commission
Attn:    H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of April 26, 2005 to SEC Comments
RE:      REED'S, INC., a Delaware corporation
         Registration Statement on Form SB-2A
         SEC File No.:  333-120451 ~ Amended Filing March 25, 2005
Page 4


      o Changes in the cost and availability of raw materials and the ability to maintain our supply arrangements and relationships and procure timely and/or adequate production of all or any of the Company's products;

      o The Company's ability to penetrate new markets and maintain or expand existing markets; o Maintaining existing relationship and expanding the distributor network of the Company's products; o The marketing efforts of distributors of the Company's products, most of whom also distribute products that are competitive with the Company's products;

      o Decisions by distributors, grocery chains, specialty chain stores, club stores and other customers to discontinue carrying all or any of the Company's products that they are carrying at any time;

      o The availability and cost of capital to finance the Company's working capital needs and growth plans; The effectiveness of the Company's advertising, marketing and promotional programs;

      o     Changes in product category consumption;

      o     Economic and political changes;

      o Consumer acceptance of new products, including taste test comparisons; o Possible recalls of the Company's products; and

      o The Company's ability to make suitable arrangements for the co-packing of any of its products.

            Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Because the Company's actual results could be materially different from the results described or anticipated by the Company's forward-looking statements, due to the inherent uncertainty of estimates, forecasts and projections, you should not rely on the accuracy of forward-looking statements in this prospectus."

Dilution, Page 3

      3. We have considered your response to prior comment 4. Convertible securities issued within a year prior to the filing of an initial registration statement with a conversion price below the initial offering price are presumed to contain an embedded beneficial conversion feature. To overcome this presumption, you must provide sufficient, objective, and verifiable evidence that the conversion price represented fair value at the issuance or commitment date. We do not believe your response provides such evidence. Specifically, you have not justified the use of a fair value lower than the initial offering price since your valuation was based on an approximation of value using a multiple of revenues of between 1 and 2 rather than contemporaneous transactions in your securities or a third party valuation. Also, we do not believe your valuation provides better evidence than the initial offering price given the proximity of the initial filing on Form SB-2 on November 12, 2004 to the issuance of the convertible preferred stock during November 2004. Further, we do not believe that you have supported that June 30, 2004 is the commitment date for purposes of applying the guidance in EITF 98-5. We base our assessment on the fact that the convertible preferred stock was not created under Delaware law until after June 30, 2004, was not issued until November 2004 and there were no disincentives for non-performance in the subscription agreement. Accordingly, it appears that the commitment date is the date of issuance. Please revise your filing to reflect the embedded beneficial conversion feature using the expected initial public offering price. If the convertible preferred stock is convertible at the date of issuance, the beneficial conversion should be charged to retained earnings at the issuance date.

HORWITZ & CRON

United States Securities and Exchange Commission
Attn:    H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of April 26, 2005 to SEC Comments
RE:      REED'S, INC., a Delaware corporation
         Registration Statement on Form SB-2A
         SEC File No.:  333-120451 ~ Amended Filing March 25, 2005
Page 5


      In response to this Comment, we have revised our financial statements to include the beneficial conversion feature addressed in EITF 98-5. We have used May 2004 as the commitment date and have used the anticipated IPO price of $4.00 per share as the fair value of our common stock as of the commitment date. Accordingly, we have recorded a beneficial conversion feature of $1.50 per share. Since we issued 58,940 shares of preferred stock convertible at issuance into common stock at the ratio of 4 shares of common stock for each share of preferred stock, we have recorded $353,640 of a beneficial conversion feature.

      The effect on our financial statement is to increase our Additional Paid in Capital and increase our Accumulated Deficit by that amount. We also have disclosed the transaction in accordance with the EITF.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 15

      4. In response to our initial comment 63 you stated that the company does not engage in promotional allowance activity. Please remove "Promotional Allowances" from the "Advertising and Promotional Allowances" title in order to avoid confusion.

      In response to this Comment, we have revised the text on page 16 of Amendment No. 3 as advised.

Plan of Distribution, Page 43

      5. We note your response to our prior comment 11. Please expand the disclosure to disclose all of the factors that you considered in determining the initial public offering price as there is no public market yet for your common stock. In addition, please add a reminder on page 44 that you cannot assure investors that the prices at which your shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active market in your common stock will develop and continue after this offering.

      The anticipated offering price of $4.00 per share was determined without input from the underwriter.

HORWITZ & CRON

United States Securities and Exchange Commission
Attn:    H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of April 26, 2005 to SEC Comments
RE:      REED'S, INC., a Delaware corporation
         Registration Statement on Form SB-2A
         SEC File No.:  333-120451 ~ Amended Filing March 25, 2005
Page 6


            For example, discuss, if accurate, whether the anticipated offering price was determined by negotiations between you and the selling agents, and whether you considered other factors like your record of operations, current financial condition, market conditions, prospects of your industry, your management, currently prevalent condition equity prices in the OTC Bulletin Board market, the current market valuations of publicly traded companies considered comparable to yours, and so on.

      The Board of Directors discussed at length, comparable companies in the beverage, new age, and natural beverage industries in general. We also considered press coverage, trading volume, long term upward price trends for shares of comparable beverage companies like Lifeway (LWAY), Jones Soda (JSD.V), Hansen Natural (HANS), JM Smucker (SJM), and others.

      In our opinion, pro-forma results from successful pursuit of our business plans present at least as bright a picture as these issuers who are valued in the public markets at 2-5 times current revenues with p/e ratios running from 15/1 to over 100/1.

      In addition, private investors with no promises of liquidity have paid $4.00 per share for our common stock in recent years. This said, we feel our valuation of around 2-2 1/2 time's current revenues to be a reasonable, marketable, and sustainable price. This discussion is disclosed on page 48 of Amendment 3 as follows:

      "We based the stock offering price of this offering on the price investors paid in the Company's private placement of 2004, with a premium associated with the improved liquidity resulting from the public offering and the improved business prospects of the Company.

      The Board of Directors also discussed at length, comparable companies in the beverage, new age, and natural beverage industries in general. We also considered press coverage, trading volume, long term upward price trends for shares of comparable beverage companies like Lifeway (LWAY), Jones Soda (JSD.V), Hansen Natural (HANS), JM Smucker (SJM), and others. In our opinion, pro-forma results from successful pursuit of our business plans present at least as bright a picture as these issuers who are valued in the public markets at 2-5 times current revenues with p/e ratios running from 15/1 to over 100/1.

      In addition, private investors with no promises of liquidity have paid $4.00 per share for our common stock in recent years. This said we feel our valuation of around 2-2 1/2 time's current revenues to be a reasonable, marketable, and sustainable price. "

HORWITZ & CRON

United States Securities and Exchange Commission
Attn:    H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of April 26, 2005 to SEC Comments
RE:      REED'S, INC., a Delaware corporation
         Registration Statement on Form SB-2A
         SEC File No.:  333-120451 ~ Amended Filing March 25, 2005
Page 7


            In addition, please add a reminder on page 44 that you cannot assure investors that the prices at which your shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active market in your common stock will develop and continue after this offering.

      In response to this Comment, we have added the reminder to page 47 of Amendment 3 to the Registration Statement as requested.

Lock-In of Promotional Shares, Page 45

      6. We note your response to our prior comment 13. Please identify the agent in charge of the common stock subject to the escrow.

      We have engaged Transfer On-Line to act as our registrar, share escrow, and transfer agent.

            Also, file the new lock-in agreements as exhibits.

      The new lock-in agreements are attached as Exhibits 10.7(a), 10.7(b), 10.7(c), 10.7(d), and 10.7(e) to Amendment 3 of the registration statement filed concurrently herewith.

Financial Statements

General

      7. In response to several of our prior comments you have indicated that you intend to revise your financial statements and/or notes, but you have not provided the proposed revisions for our review. Please understand that we may have further comments upon reviewing the revisions included in your next amendment.

      In response to this Comment, we have included our most recent audited Financial Statements.

HORWITZ & CRON

United States Securities and Exchange Commission
Attn:    H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of April 26, 2005 to SEC Comments
RE:      REED'S, INC., a Delaware corporation
         Registration Statement on Form SB-2A
         SEC File No.:  333-120451 ~ Amended Filing March 25, 2005
Page 8


Notes to Financial Statements, Page 45

      8. In response to our prior comment 6 you revised your results of operations disclosures to include discussion of sales of specific products. In your response to comment 58 from our initial comment letter you stated that you do not generate product line revenue information. Please advise with consideration of initial comment 58 which is included as follows for your convenience.

            o Revise your filing to provide the product line revenue disclosure required by paragraph 37 of SFAS 131.

            Our general ledger system, which produces our financial statements, was not created to track product sales and sales incentives by product. It does track gross sales and gross sales incentives, on a non-product line basis, and we produce financial statements with a sales amount which is net of sales incentives, as required by EITF 01-9.

            The information included in our MD&A, in response to your prior comment 6, included information on a gross sales basis and did not clearly indicate that the information being used to analyze the net sales number was gross sales. The gross sales numbers do not originate from our accounting records. They originate from our sales system, which is not fully and completely integrated with our general ledger system.

            Since our general ledger system, which produces our financial statements, was not created to capture gross sales and gross sales incentives by product, we believe it would be impractical to comply with the disclosure requirements of paragraph 37 of SFAS 131.

            Accordingly, we disclose in our accounting polices, on page F-11, the following:

               "The Company does not account for the net sales of its various products separately, and the disclosure required by SFAS 131 of product revenue is not presented because it would be impracticable to do so."

Note 4.   Intangible Assets, Page 49

      9. Under GAAP, marketing and advertising costs are period costs, unless specific authoritative guidance supports capitalization. This is supported by paragraph 10 of SFAS 142, which requires expensing of costs that are inherent in a continuing business. Please supplementally explain how the design costs capitalized do not meet the definition of an expense as defined in paragraph 10 of SFAS 142 and FASB Concepts Statement No. 5. If you believe the capitalized design costs are not expenses, please also supplementally explain how these costs meet the four fundamental recognition criteria for assets in paragraph 63 of PASB Concepts Statement No. 5 as required by paragraph B29 of SFAS 142. If you can support capitalization, please supplementally explain your basis for the ten-year useful life assigned to capitalized design costs. If you cannot support capitalization of these costs, please revise your financial statements to reflect such costs as expenses in the period(s) in which they were incurred.

HORWITZ & CRON

United States Securities and Exchange Commission
Attn:    H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of April 26, 2005 to SEC Comments
RE:      REED'S, INC., a Delaware corporation
         Registration Statement on Form SB-2A
         SEC File No.:  333-120451 ~ Amended Filing March 25, 2005
Page 9


            In response to this Comment, we have restated our financial statements to give effect to expensing product and design costs in the period incurred."


      10. In your response to prior comment 16, your reference to capitalization of costs to design trademarks and trade names does not appear to be supported by GAAP. Only legal fees and similar costs relating to patents, copyrights, and trademarks may be capitalized. Please confirm to us that it is not the company's policy to capitalize design costs related to trademarks and trade names.

      In response to this Comment, included in our response to your prior Comment 16 was an analogous reference to the accounting treatment of trademarks and trade names. It was included only to provide a comparative analysis. It was not meant to imply, indicate or otherwise attempt to explain our accounting policy for trademarks and/or trade names.

      We confirm to you that the company does not capitalize design costs related to trademarks and/or trade names.

Note 4.   Stock Options, Page 52

      11. Prior comment 17 stated, "This table in this note indicates that as of June 30, 2004 you have 72,500 options outstanding and exercisable. Page 34 states that as of the date of this prospectus, 17,500 options have been issued under the 2001 Stock Option Plan. Please revise or advise." In your response to prior comment 17, you state that additional language was added to page 34 to indicate a total of 72,500 options. It does not appear that additional language was added. Please revise or advise.

      In response to this Comment, we have inserted the text requested on page 40 of Amendment 3 to the Registration Statement. That language was mistakenly omitted from Amendment 2 to Form SB-2A you received. We have updated page 40 with the pricing rational as put forth in our response to your previous Comment number 44.

HORWITZ & CRON

United States Securities and Exchange Commission
Attn:    H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of April 26, 2005 to SEC Comments
RE:      REED'S, INC., a Delaware corporation
         Registration Statement on Form SB-2A
         SEC File No.:  333-120451 ~ Amended Filing March 25, 2005
Page 10


Enclosed herewith please find the Company's revised Registration Statement - Amendment No. 3 on FORM SB-2 for your information, review4 and comment. Should you have any questions or require additional information, please do not hesitate to contact office

We thank you for your prompt attention.

Sincerely,

HORWITZ & CRON

Lawrence W. Horwitz/sm

Lawrence W. Horwitz
LWH:sm

Enclosure {As indicated}

Cc:  Client